Exhibit 99.1

REPORT UNDER

NATIONAL INSTRUMENT 51-102

REPORT OF VOTING RESULTS

To: Canadian Securities Administrators

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual and Special Meeting of Shareholders of Bank of Montreal (the “Bank”) held on April 4, 2017 and, as such votes were conducted by ballot, the number and percentage of votes cast for, against/withheld from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular which was mailed to shareholders prior to the Annual and Special Meeting and is available at www.bmo.com/investorrelations.

The Board of Directors and management of the Bank recommended that shareholders vote FOR the election as director of each of the 13 nominees listed in the Management Proxy Circular, FOR the appointment of KPMG LLP as Auditors of the Bank, FOR the special resolution amending By-Law No. Eight, FOR a special resolution to enable the Bank to implement changes to variable compensation for certain European staff, and FOR the advisory resolution on the Bank’s approach to executive compensation.

1.  Election of Directors

A ballot was conducted to vote on each resolution to appoint each of the following 13 nominees as a Director of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their resignation or their successor is elected or appointed, and the outcome was as follows:

Nominee	Votes For		Votes Withheld
Janice M. Babiak	291,033,842	99.55%	1,317,948	0.45%
Sophie Brochu	290,575,847	99.39%	1,775,925	0.61%
George A. Cope	286,869,445	98.12%	5,481,876	1.88%
William A. Downe	290,591,790	99.40%	1,761,530	0.60%
Christine A. Edwards	290,889,665	99.50%	1,460,526	0.50%
Martin S. Eichenbaum	290,869,806	99.49%	1,481,977	0.51%
Ronald H. Farmer	285,542,296	97.67%	6,809,495	2.33%
Linda Huber	290,925,108	99.51%	1,427,845	0.49%
Eric R. La Flèche	290,936,455	99.52%	1,416,563	0.48%
Lorraine Mitchelmore	290,822,247	99.48%	1,529,170	0.52%
Philip S. Orsino	285,937,830	97.81%	6,413,960	2.19%
J. Robert S. Prichard	279,773,150	95.70%	12,578,640	4.30%
Don M. Wilson III	290,542,474	99.38%	1,808,561	0.62%

2.  Appointment of Shareholders’ Auditors

A ballot was conducted to vote on the resolution to appoint the firm of KPMG LLP as the auditors of the Bank for the 2017 fiscal year and the outcome was as follows:

Votes For		Votes Withheld
299,745,823	97.31%	8,273,730	2.69%

3.  Special Resolution to amend the Bank’s By-Law No. Eight regarding director’s aggregate compensation and removal of reference to Non-Officer Director Stock Option Plan

A ballot was conducted to vote on the Amendments to the Bank’s By-Law No. Eight regarding director’s aggregate compensation and removal of reference to Non-Officer Director Stock Option Plan and the outcome was as follows:

Votes For		Votes Against
285,979,100	97.82%	6,366,616	2.18%

4.  Special Resolution to enable the Bank to implement changes to variable compensation for certain European staff

A ballot was conducted to vote on the Special Resolution to enable the Bank to implement changes to variable compensation for certain European staff and the outcome was as follows:

Votes For		Votes Against
284,232,918	97.22%	8,120,057	2.78%

5.  Advisory Resolution on the Bank’s approach to Executive Compensation

A ballot was conducted to vote for the Advisory Resolution on the Bank’s approach to Executive Compensation and the outcome was as follows:

Votes For		Votes Against
271,244,720	92.78%	21,105,758	7.22%

Dated this 4th day of April, 2017.

Bank of Montreal

By:	/s/ Barbara M. Muir
Barbara M. Muir
Corporate Secretary